GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

25 January 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

- **Holdings in Company**

For your information I enclose a copy of the above announcement which was released on 24 January.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 2401

dlw 1/31

Regulatory Announcement

Go to market news section

RECEIVED

2007 JAN 31 A 10:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	16:57 24-Jan-07
Number	PRNUK-2401

EXEMPTION NO. 82 - 5204

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify)

3. Full name of person(s) subject to the notification obligation (iii):

Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

22/01/2007

6. Date on which issuer notified:

23/01/2007

7. Threshold(s) that is/are crossed or reached:

Above 5%

8. Notified details:

EXEMPTION NO. 82 - 5204

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0030646508	35,099,194	35,099,194	N/A	N/A	35,381,694	N/A	5.033%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
35,381,694	5.033%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited 35,292,376 5.020%

Schroder & Co Limited 72,340 0.010%

Schroder Investment Management Japan Limited 16,978 0.0024%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc received this notification from Schroder plc and is disclosing this information in accordance with DTR 5.8.12.

(Schroder plc advised that: The shares referred to in Section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.)

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

END

Close

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

24 January 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

New **GKN plc**

- **Holdings in Company**
- **Blocklisting - Interim Review**

For your information I enclose copies of the above announcements which were released on 23rd and 24th January respectively.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 2301 (Holdings in Company)
PRNUK 2401 (Blocklisting - Interim Review)

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	18:12 23-Jan-07
Number	PRNUK-2301

EXEMPTION NO. 82 - 5204

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify) - YES

Introduction of the Disclosure and Transparency Rules

3. Full name of person(s) subject to the notification obligation (iii):

Mondrian Investment Partners Limited (FRN - 149507)

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

20/01/2007

6. Date on which issuer notified:

22/01/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0030646508	54,798,613	43,849,886		6.24%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
43,849,886	6.24%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

EXEMPTION NO.
82 - 5204

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc received this notification from Mondrian Investment Partners Limited, a London-based discretionary investment manager, and is disclosing this information in accordance with DTR 5.8.12.

Mondrian believes that this disclosure has been triggered by the introduction of the new Disclosure and Transparency Rules. They believe that previously they were considered to have a non-material interest as an investment manager and disclosure was not required until a 10% threshold was reached.

(Mondrian advised that: Client assets managed by Mondrian are custodied at their clients' custodians of choice (i.e. Mondrian does not act as custodian for any of its clients).)

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Blocklisting - Interim Review
Released	09:37 24-Jan-07
Number	PRNUK-2401

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 23 January 2007

Name of applicant:	GKN plc
Name of scheme:	GKN 1995 SAYE SHARE OPTION SCHEME
Period of return: From:	1 July 2006 To: 31 December 2006
Balance under scheme from previous return:	2,952,774 Ordinary shares of 50p each
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	0
Number of securities issued/allotted under scheme during period:	1,080
Balance under scheme not yet issued/ allotted at end of period	2,951,694
Number and class of securities originally listed and the date of admission	11,463,341 8 August 2001
Total number of securities in issue at the end of the period	741,513,187 (including 38,659,142 held in Treasury)
Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS

Suitably experienced employee

for and on behalf of

GKN plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 23 January 2007

Name of applicant:	GKN plc
Name of scheme:	GKN 2001 SAYE SHARE OPTION SCHEME
Period of return: From:	1 July 2006 To: 31 December 2006
Balance under scheme from previous return:	8,043,585
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	0
Number of securities issued/allotted under scheme during period:	845,471
Balance under scheme not yet issued/ allotted at end of period	7,198,114

Number and class of securities originally listed and the date of admission

19.03.2002	610,000	26.09.2003	715,000
20.03.2002	610,000	03.10.2003	720,000
21.03.2002	600,000	10.10.2003	715,000
22.03.2002	600,000	24.10.2003	650,000
25.03.2002	610,000	31.10.2003	700,000
26.03.2002	600,000	07.11.2003	700,000
27.03.2002	585,000	14.11.2003	660,000
		21.11.2003	690,000
		28.11.2003	715,000
		05.12.2003	720,000
		12.12.2003	715,000
		19.12.2003	725,000

Total number of securities in issue at the end of the period	741,513,187 (including 38,659,142 held in Treasury)
Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL

Telephone number of contact: 01527 533383

SIGNED BY CHRISTOPHER WINTERS

suitably experienced employee

for and on behalf of

GKN plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 23 January 2007

Name of applicant:	GKN plc
Name of scheme:	GKN Executive Share Option Scheme 1988
Period of return: From:	1 July 2006 To: 31 December 2006
Balance under scheme from previous return:	195,549
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	0
Number of securities issued/allotted under scheme during period:	0
Balance under scheme not yet issued/ allotted at end of period	195,549
Number and class of securities originally listed and the date of admission	1,000,000 22 April 2002
Total number of securities in issue at the end of the period	741,513,187 (including 38,659,142 held in Treasury)
Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS

suitably experienced employee

for and on behalf of

GKN plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 23 January 2007

Name of applicant:	GKN plc
Name of scheme:	GKN Overseas Executive Share Option Scheme 1988
Period of return: From:	1 July 2006 To: 31 December 2006
Balance under scheme from previous return:	192,837
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	0
Number of securities issued/allotted under scheme during period:	0
Balance under scheme not yet issued/ allotted at end of period	192,837
Number and class of securities originally listed and the date of admission	500,000 22 April 2002
Total number of securities in issue at the end of the period	741,513,187 (including 38,659,142 held in Treasury)
Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS

suitably experienced employee

for and on behalf of

GKN plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

EXEMPTION NO.
82 - 5204

Close